SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2007
Commission File Number 000-22286
Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)
14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes            No X
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX
SIGNATURES
EX-99.1: PROXY FOR SHAREHOLDERS' MEETING
EX-99.2: PROXY CARD FOR SHAREHOLDERS' MEETING

EXHIBIT INDEX
1.	Proxy for Shareholders' Meeting

2.	Proxy Card for Shareholders' Meeting

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.
By:	/s/ Tal Levitt
	Name:	Tal Levitt
	Title:	Director and Secretary

Date: June 11, 2007

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